SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of the Issuer)

Foundation Medicine, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Robert W. Hesslein

Senior Vice President and General Counsel

150 Second Street

Cambridge, MA 02141

(617) 418-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart M. Cable

Lisa R. Haddad

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,256,908,814.14	$280,985.15

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 16,093,897, which is the difference between 37,113,008, the number of shares (“Shares”) of common stock of Foundation Medicine, Inc. outstanding as of June 18, 2018, and 21,019,111, the number of Shares beneficially owned by Roche Holding Ltd or its affiliates and (B) $137.00, which is the per Share tender offer price, and (ii) the product of (A) 440,089, which is the number of Shares subject to “in-the-money” options outstanding as of March 31, 2018, and (B) $118.26, which is the difference between the $137.00 per Share tender offer price and $18.74 , the average weighted exercise price of such options. The number of Shares subject to “in-the-money” options and the average weighted exercise price for such options is contained in Foundation Medicine, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

The foregoing figures are as of June 29, 2018, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $280,985.15	Filing Party: Roche Holdings, Inc.

Form or Registration No.: Schedule TO	Date Filed: July 2, 2018

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) filed on July 2, 2018 with the Securities and Exchange Commission (the “SEC”) by Foundation Medicine, Inc., a Delaware corporation (“Foundation Medicine” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction, and relates to the cash tender offer by 062018 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine at a price per Share equal to $137.00, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Roche Holdings and Merger Sub. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company being the surviving corporation. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Merger Sub and Roche Holdings on July 2, 2018 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated July 2, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on July 2, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent provided in this Amendment No. 2. All information contained in this Schedule 13E-3 concerning the Company, Roche Holdings and Merger Sub has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on July 31, 2018, a copy of which is filed as Exhibit (a)(2)(F) hereto, and the information contained in the Tender Offer Statement (Amendment No. 3) on Schedule TO filed by Roche Holdings on July 31, 2018, a copy of which is filed as Exhibit (a)(1)(H) hereto, is incorporated herein by reference and amends, supplements and restates, as the case may be, the Statement.

ITEM 15. ADDITIONAL INFORMATION

Item 15 of the Statement is hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, at the end of July 30, 2018 (i.e., one minute after 11:59 p.m., New York City time, on July 30, 2018). Citibank, N.A., in its capacity as depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, a total of 12,535,376 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered and for which certificates were not yet delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 77.3% of the Shares outstanding as of the expiration of the Offer (excluding those Shares held by Roche Holdings and its affiliates) and, when taken together with the Shares owned by Roche Holdings and its affiliates, representing approximately 90.1% of the Shares outstanding as of the expiration of the Offer. In addition, the Depositary has advised that Notices of Guaranteed Delivery have been delivered with respect to approximately 1,342,573 Shares that have not yet been tendered, representing approximately 3.6% of the outstanding Shares. Each condition to the Offer was satisfied or waived, and Merger Sub irrevocably accepted for payment all Shares that were validly tendered and not withdrawn.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Merger Sub irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient Shares to complete the Merger without the affirmative vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than (1) Shares owned at the commencement of the Offer and immediately prior to the Effective Time by Roche Holdings, Roche Holding Ltd or any other direct or indirect subsidiary of Roche Holdings or Roche Holding Ltd, (2) Shares owned immediately prior to the Effective Time by the Company or any direct or indirect subsidiary of the Company, and (3) Shares held by stockholders who are entitled to, and who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be automatically cancelled and converted into the right to receive $137.00 in cash, without interest and subject to any withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Stock Market. Roche Holdings and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On July 31, 2018, Roche Holdings issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(2)(G) hereto and is incorporated herein by reference.”

ITEM 16. EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(H)	Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Roche Holdings and Merger Sub on July 31, 2018).

(a)(2)(F)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 31, 2018).

(a)(2)(G)	Press Release issued by Roche Holding Ltd, dated July 31, 2018, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2018

FOUNDATION MEDICINE, INC.

By:	/s/ Troy Cox
Name:	Troy Cox
Title:	President and Chief Executive Officer